Exhibit 99.2

Celulosa Arauco y Constitución S.A. Fourth Quarter 2012 Results March 13th, 2013

Viñales Co-generation Plant, Chile

Interim Review Fourth Quarter 2012 Results

March 13th, 2013

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

Interim Review Fourth Quarter 2012 Results

March 13th, 2013

HIGHLIGHTS

•

Arauco’s consolidated sales reached US$ 1,201.9 million during the fourth quarter of 2012, an increase of 16.6% compared to the US$ 1,031.2 million obtained in the third quarter of 2012. This increase is mainly explained by higher sales of our panels division by 39.7%

•

During the fourth quarter of 2012, consolidated Adjusted EBITDA reached US$ 269.7 million, an increase of 42.7% compared to the US$ 188.9 million Adjusted EBITDA obtained during the third quarter of 2012

•

Arauco’s consolidated net income for the fourth quarter of 2012 reached US$ 81.7 million, an increase of US$ 138.4 million compared to the US$ 56.7 million loss obtained in the third quarter of the year. This is mainly explained by an extraordinary charge of US$ 129.0 million recorded under Income Tax in the third quarter of the year

•

Capital expenditures during the fourth quarter of 2012 reached US$ 165.1 million, a decrease of 55.7% when compared to the US$ 372.4 million invested during the third quarter of 2012. The third quarter included the Flakeboard acquisition for US$ 242.5 million

Key Figures

In U.S. Million	4Q 12	3Q 12	4Q 11	QoQ	YoY	FY 2012	FY 2011	YoY

Sales	1,201.9	1,031.2	1,036.0	16.6%	16.0%	4,280.3	4,374.5	-2.2%
Cost of sales	(910.8)	(775.8)	(762.4)	17.4%	19.5%	(3,148.5)	(2,882.5)	9.2%
Gross margin	291.2	255.4	273.5	14.0%	6.4%	1,131.8	1,492.0	-24.1%
Operating income (1)	31.3	24.8	55.1	26.2%	-43.1%	205.9	598.9	-65.6%
Net income	81.7	(56.7)	179.9	-244.0%	-54.6%	140.5	620.8	-77.4%
Adjusted EBITDA	269.7	188.9	364.6	42.7%	-26.0%	878.8	1,307.6	-32.8%
Adjusted EBITDA mg.	22.4%	18.3%	35.2%	22.5%	-36.3%	20.5%	29.9%	-31.3%
LTM (2) Adj. EBITDA	878.8	973.8	1,307.6	-9.8%	-32.8%	878.8	1,307.6	-32.8%
LTM Adj. EBITDA Mg	20.5%	23.7%	29.9%	-13.2%	-31.3%	20.5%	29.9%	-31.3%
CAPEX	165.1	372.4	512.0	-55.7%	-67.8%	1,019.4	1,165.0	-12.5%
Net financial debt	4,004.8	3,970.4	2,897.4	0.9%	34.0%	4,004.8	2,897.4	34.0%
Net financial debt / LTM Adj. Ebitda	4.6x	4.1x	2.2x	11.8%	109.1%	4.6x	2.2x	109.1%
LTM ROCE (3)	2.3%	3.2%	7.3%	-28.7%	-68.9%	2.3%	7.3%	-68.9%

(1)	Operating income = Gross margin – Distribution costs – Administrative expenses
(2)	LTM = Last Twelve Months
(3)	LTM ROCE = LTM EBIT (1-Tax) / Working capital + Fixed assets

Interim Review Fourth Quarter 2012 Results

March 13th, 2013

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sales by Business Segment

In U.S. Million	4Q 2012		3Q 2012		4Q 2011

Pulp (1)	520.7	43.3%	491.4	47.7%	499.1	48.2%
Panels	424.1	35.3%	303.7	29.4%	302.4	29.2%
Sawn Timber	208.2	17.3%	192.6	18.7%	180.6	17.4%
Forestry	41.4	3.4%	35.8	3.5%	47.7	4.6%
Others	7.5	0.6%	7.7	0.7%	6.2	0.6%

TOTAL	1,201.9	100%	1,031.2	100%	1,036.0	100%

(1)	Pulp division sales includes energy

Consolidated Sales

Arauco’s consolidated sales for the fourth quarter of 2012 reached US$ 1,201.9 million, 16.6% higher than the US$ 1,031.2 million obtained during the third quarter of 2012. The main variances during this quarter were (i) a 39.7% increase in total sales of our panels business, mainly due to the consolidation of Flakeboard during the fourth quarter; and (ii) a 6.0% increase in total pulp sales.

Compared to the US$ 1,036.0 million obtained in the fourth quarter of 2011, consolidated sales were 16.0% higher mainly explained by a 40.2% increase in total sales of our panels business, and a 15.3% increase in sales from our sawn timber business.

Sales by Business Segment 4Q 2012

(1)	Pulp division sales includes energy

Interim Review Fourth Quarter 2012 Results

March 13th, 2013

Production

During the fourth quarter of 2012, production volume of our Pulp business reached 749,000 Adt, a 3.2% increase compared to the 726,000 Adt produced in the previous quarter. Production volume in our panels division increased 36.2% when compared to the third quarter of 2012 mainly as a result of the consolidation of Flakeboard during the fourth quarter. The production volume from our Sawn timber division remained stable at 661,000 m3, 0.3% above that of the previous quarter.

Production by Business Segment

Interim Review Fourth Quarter 2012 Results

March 13th, 2013

EBITDA Composition

In U.S. Million	4Q 12	3Q 12	4Q 11	QoQ	YoY	FY 2012	FY 2011	YoY

Net Income	81.7	(56.7)	179.9	-228.4%	129.6%	140.5	620.8	-77.4%
Financial costs	85.3	45.1	45.0	88.2%	39.8%	233.7	196.4	19.0%
Financial income	(4.9)	(4.0)	(3.5)	13.4%	-0.5%	(17.8)	(24.6)	-27.7%
Income Tax	9.1	148.7	42.5	-86.5%	-128.6%	171.2	152.5	12.2%
EBIT	171.1	133.0	263.9	30.2%	40.2%	527.5	945.1	-44.2%
Depreciation & amortization	76.1	60.6	60.2	25.5%	15.5%	252.4	230.7	9.4%
EBITDA	247.2	193.7	324.1	28.8%	55.7%	779.9	1,175.8	-33.7%
Fair value cost of timber harvested	79.7	79.7	83.2	-0.4%	-0.3%	311.8	335.1	-7.0%
Gain from changes in fair value of biological assets	(60.3)	(94.1)	(57.4)	-35.9%	33.8%	(231.8)	(229.9)	0.8%
Exchange rate differences	3.1	9.6	14.7	-67.7%	-6.5%	18.9	26.6	-29.2%
Adjusted EBITDA	269.7	188.9	364.6	43.8%	82.7%	878.8	1,307.6	-32.8%

EBITDA

Consolidated Adjusted EBITDA for the fourth quarter of 2012 was US$ 269.7 million, 42.7% higher than the US$ 188.9 million reached during the previous quarter. By segment, our Panels business increased its EBITDA in US$ 23.5 million, largely due to the incorporation of Flakeboard during the fourth quarter, while the EBITDA from Pulp, decreased US$ 8.6 million mainly due to higher costs than the previous quarter. In terms of extraordinary items, we achieved a gain of US$ 46.8 million from insurance proceeds (US$ 21.7 million higher than 3Q12), mostly related to the Nueva Aldea fire in January 2012, and also we recorded a gain from the sale of a non-core real estate asset for US$ 18.2 million.

Consolidated Adjusted EBITDA for the fourth quarter of 2012 was lower by 26.0% or US$ 94.9 million than the US$ 364.6 million reached in the same period of 2011. During the 4Q of 2011 we received the final payment of the 27-F earthquake insurance proceeds.

Adjusted EBITDA Variation by Business Segment 3Q12 - 4Q12

(In US$ Million)

Interim Review Fourth Quarter 2012 Results

March 13th, 2013

Operating Income

Arauco’s consolidated operating income during the fourth quarter of the year reached US$ 31.3 million, an increase of 26.2% or US$ 6.5 million compared to the US$ 24.8 million obtained during the third quarter of 2012. This is explained mainly due to an increase in Gross Margin by 14.0% or US$ 35.7 million, partially offset by an increase in Selling and Administrative Expenses by 12.7% or US$ 29.2 million. As a percentage of revenues, our Selling and Administrative Expenses decreased to 21.6% when compared to the previous quarter that reached 22.4% of total revenues.

During the fourth quarter of 2012, Arauco’s operating income was 43.1% or US$ 23.7 million lower than the US$ 55.1 million reached in the same quarter of 2011. This is a consequence of a decrease in Gross Margin by 6.4% or US$17.6 million and an increase in Selling and Administrative Expenses by 18.9% or US$ 41.3 million.

In terms of costs, during the fourth quarter of the year we had an increase in unitary cost of sales for bleached softwood pulp of 4.3%, and also a decrease in unitary costs of unbleached softwood pulp of 3.2%. Our unitary cost of sales for bleached hardwood pulp increased 6.8%.

Net Income

Net income for the fourth quarter of 2012 was US$ 81.7 million, an increase of US$ 138.4 million compared to the loss of US$ 56.7 million obtained in the third quarter 2012. This is mainly explained by an increase in the Income Taxes of US$ 144.6 million in the third quarter of the year. This is due to the Law Decree N°20.630 in Chile, published on September 27th, 2012 that increased Chilean Corporate Tax to 20%. As a result, there was an adjustment in Deferred Tax Liabilities and Assets that impacted our Income Statement with a one-time effect of US$ 129.0 million in Income Taxes in the third quarter.

On the other hand, the net income of the fourth quarter was also affected by an increase in financial costs, which increased in US$ 40.2 million. This increase is explained by one-time charges of prepaying and refinancing Flakeboard’s long term debt (US$ 22 million), a one-time charge from a tax liability in Brazil (US$ 5 million) and other charges related to forward and swaps (US$ 6 million).

Also, we received insurance receipts of US$ 46.8 million (US$ 21.7 million above the previous quarter) and a US$ 18.2 million increase in gains of sales of non-core real estate assets.

Compared to the US$ 179.9 million obtained in the fourth quarter of 2011, consolidated net income was US$ 98.2 million lower during the fourth quarter of 2012, mainly explained by the Income Tax effect previously mentioned, and lower Operating Income of US$ 31.3 million.

Net Income Variation by Item 3Q12 - 4Q12

(In US$ Million)

Interim Review Fourth Quarter 2012 Results

March 13th, 2013

REVIEW BY BUSINESS SEGMENT

1- Pulp Division

Pulp sales reached US$ 520.7 million (including energy sales) for the fourth quarter of 2012, an increase of 6.0% compared to the previous quarter. This increase was mainly due to higher sales volume of 3.4% and higher average prices of 0.1%.

The last quarter of 2012 was stable regarding prices and volumes sold. There were not significant changes, only a small price increase in long fiber towards the end of the quarter in Asia; however, prices have not reached early-2012 levels. The economic situation in Europe and the Chinese economic activity adjustment continue to add pressure over the paper market in general.

Considering all pulp grades in long and short fiber, world inventories ended with a slight decline, two days of inventory less than December 2011. This decline is mainly due to long fiber inventories that fell seven days. On the other hand, short fiber increased two days. Compared to the previous quarter, inventories stood stable at 32 days. However, during the quarter long fiber increased three days, while short fiber declined in six days mainly during December.

In Europe, despite the low demand for pulp that goes to printing and writing paper, total pulp consumption in the fourth quarter of 2012 was 2.6% higher than the same quarter in 2011. Such increase in demand is mainly explained by the growth in tissue paper production and especially paper, but it was not strong enough to impact with price increases. Supply grew because of integrated paper mill closures that only stopped its paper production but not its pulp production, offering its pulp surplus to the market. This surplus is mainly in long fiber, however, it impacted the market as a whole.

The Chinese economy continued its adjustment period, which affected pulp and paper’s demand expansion. Again, the most affected was printing and writing paper, and to a less extent, specialty paper. Tissue paper continued with a significant expansion level. The oversupply and overcapacity in Europe also stopped price increases in China and Asia in general. Although towards the end of the quarter there was a price increase in long fiber, this was only by 1.5%. In short fiber, prices stood stable. The rest of Asia followed the same trends as in China.

Other markets such as Middle East and Latin America had a stable demand but were also influenced by the long fiber overcapacity, especially in the Middle East and in Brazil. In the Brazilian market the Scandinavian and North American producers were especially aggressive in long fiber paper grade and long fiber fluff grade, respectively.

Interim Review Fourth Quarter 2012 Results

March 13th, 2013

2- Sawn Timber Division

Our Sawn Timber division had total sales of US$ 208.2 million for the fourth quarter of 2012, representing an 8.1% increase compared to the previous quarter. This increase was mainly due to higher average prices and volume sales of 7.8% and 0.3%, respectively.

When compared with the same period of 2011, sawn timber and remanufactured wood products sales increased 15.3%, mainly due to higher average prices of 11.0% and higher sales volume of 3.9%.

The real estate and construction sectors in the United States had a positive growth in the fourth quarter of 2012. The housing Starts index reached 954,000 units in December, a 36.9% increase if compared to December 2011. Although this was a strong increase, that level is still low when compared to the 10 year historical average. During the fourth quarter of 2012, sales prices of moldings in the United States stood stable if compared to the third quarter of the same year.

During this fourth quarter, sawn timber markets had a small decline. Sales volumes were stable, however, there was pressure for price cuts.

Also, inventories of logs in China decreased, adding a positive pressure for price increases.

3- Panels Division

Panel’s sales reached US$ 424.1 million in the fourth quarter of this year, an increase of 39.7% when compared to the US$ 303.7 million obtained in the third quarter of the year. This increase is mainly explained by an increase in sales volume of 56.1% due to the consolidation of Flakeboard and partially offset by lower prices of 2.3%.

Compared with the same quarter of 2011, sales were 40.2% higher, mainly explained by an increase in sales volume of 54.2%, partially offset by lower average prices of 3.5%.

Our sales volume of Plywood decreased 38% respect to the year 2011, mainly explained by lower supply capacity due to the fire of our Nueva Aldea plywood mill.

Regarding our MDF boards, sales volume increased 86% when comparing 4Q of 2012 with 4Q of 2011, and a 32% increase when comparing full year 2012 with the precious year. These increases are explained by a larger production capacity after the acquisition of the Moncure mill and Flakeboard in North America.

Sales volume of our Particleboard products had a 130% increase when comparing 4Q of 2012 with 4Q of 2011. This is also explained by the acquisitions of Moncure and Flakeboard during 2012 which came along with higher sales volumes in the United States and Canada, and also because of the new production capacity of our new Teno mill in Chile.

MDF Moldings had a 15% increase in sales volume during full year 2012, mainly explained by higher sales to USA and Europe, especially in Russia and the Netherlands. The increase in sales in North America is due to a recovery in housing starts, which has triggered a higher demand of our moldings used in construction and remodeling.

Our Hardboard volume sales grew 24% respect to the third quarter of 2011, and 6.5% above full year 2011, mainly driven by higher sales in Chile and Mexico.

Interim Review Fourth Quarter 2012 Results

March 13th, 2013

BALANCE SHEET ANALYSIS

Assets

Current Assets

Current assets reached US$ 2,699.0 million at the end of the fourth quarter of 2012, an increase of 5.5% or US$ 140.3 million compared to the US$ 2,558.6 million obtained in the third quarter of 2012. When compared with the US$ 2,462.7 million reached in the same period last year, there was an increase of 9.6% or US$ 236.3 million.

•	Cash and cash equivalents:

As of December 2012 our cash balance reached US$ 395.7 million, an increase of 6.9% or US$ 25.4 million when compared to the US$ 370.3 million reached in the previous quarter, mainly due to an Operation Cash Flow of US$ 144.4 million and a positive financing activity cash flow of US$ 17.4 million, partially offset by investment cash flows of US$ 133.9 million.

When compared to the fourth quarter of 2011, our cash and equivalents reached US$ 315.9 million, higher by 25.3% or US$ 79.8 million than that of December 2012.

Non-Current Assets

Non-current assets reached US$ 10,852.2 million at December 2012, a decrease of 0.3% or US$ 33.4 million compared to the third quarter of the year. When compared with the US$ 10,089.5 million reached in the same period last year, there was an increase of 7.6% or US$ 762.7 million.

Interim Review Fourth Quarter 2012 Results

March 13th, 2013

Financial Debt

Arauco’s consolidated financial debt as of December 31, 2012 reached US$ 4,400.5 million, an increase of 1.4% or US$ 59.9 million when compared to September 2012. This increase is mainly explained by the issuance of US$80.0 million in pre-export financing loans compared with the previous quarter, partially offset by a decrease in the value of our local bonds due to exchange rates and US$ 9 million in amortization of other bank loans.

When compared to December 2011, our financial debt increased 37.0% or US$ 1,187.2 million. This was mainly due to the issuance of the US$ 500 million 144A/RegS in January 2012, the issuance of a US$ 232.0 million in local bonds in April 2012, pre-export financing loans and the addition of Flakeboard’s debt.

Our consolidated net financial debt increased 0. 9% or US$ 34.4 million when compared with September 2012. Compared with the same quarter of 2011, our consolidated net financial debt increased 38.2% or US$ 1,107.4 million.

During October and November of 2012 Arauco signed revolving committed facilities for an aggregate amount of US$ 320 million and was composed by two tranches. The first tranche was for approximately US$ 80 million, denominated in Unidades de Fomento, and subscribed with a local Chilean bank. The second tranche was for US$ 240 million and was subscribed with a club of four banks. Both facilities have a three-year tenor. These committed lines have not been used.

Also, in November 2012 we refinanced Flakeboard’s long term with a US$ 150 million credit facility, and lowered the subsidiary’s total debt by US$ 35 million.

Financial Debt

In U.S. Million	December 2012	September 2012	December 2011

Short term financial debt	806.9	708.5	244.5
Long term financial debt	3,593.6	3,632.1	2,968.8
TOTAL FINANCIAL DEBT	4,400.5	4,340.6	3,213.3

Cash and cash equivalents	395.7	370.3	315.9
NET FINANCIAL DEBT	4,004.8	3,970.4	2,897.4

Financial Debt Profile

(In U.S. Million)

Interim Review Fourth Quarter 2012 Results

March 13th, 2013

FINANCIAL RATIOS

Financial Ratios

	4Q 12	3Q 12	4Q 11	FY 2012	FY 2011
Profitability
Gross margin	24.2%	24.8%	26.4%	26.4%	34.1%
Operating margin	2.6%	2.4%	5.3%	4.8%	13.7%
LTM(1) Adjusted EBITDA margin	20.5%	23.7%	29.9%	20.5%	29.9%
ROA (EBIT / Total assets)	5.1%	4.0%	8.5%	3.9%	7.6%
LTM ROCE (EBIT x (1–tax rate) / (Working Cap+Fixed assets)	2.3%	3.2%	7.3%	2.3%	7.3%
ROE (Net income / Equity)	4.7%	-3.3%	10.3%	2.0%	8.9%

Leverage
Interest coverage ratio (Adj. EBITDA LTM / Financial costs)	3.8x	5.0x	6.7x	3.8x	6.7x
Net financial debt / Adjusted EBITDA LTM	4.6x	4.1x	2.2x	4.6x	2.2x
Financial debt / Total capitalization (2)	38.7%	38.5%	32.0%	38.7%	32.0%
Net financial debt / Total capitalization	35.2%	35.2%	28.9%	35.2%	28.9%
Financial debt / Shareholders’ equity	63.9%	63.4%	47.7%	63.9%	47.7%
Net financial debt / Shareholders’ equity	58.1%	58.0%	43.1%	58.1%	43.1%

(1)	LTM = Last Twelve Months
(2)	Capitalization = Total financial debt + Equity

Interim Review Fourth Quarter 2012 Results

March 13th, 2013

FOURTH QUARTER AND SUBSEQUENT EVENTS

Woodmark issues public report on FSC Audit of ARAUCO’s Forestry business area in Chile

Woodmark Soil Association an English certifying body, provided ARAUCO with the report on the auditing process of its forest management under the FSCTM international standard. The results of the report indicated that ARAUCO has made significant changes in many areas of its forestry operation, with specific evidence of this in new social, environmental and operational practices. However, there is still work to do in order to achieve certification, which may be issued once a Major Non Conformity detected by the auditing team is corrected, which refers to insufficient development of monitoring activities of the company’s High Conservation Value Areas. In addition to this finding, 21 Minor Non Conformities were detected, which refer to different indicators of the Standard.

ARAUCO launched the first melamine in the world containing antimicrobial copper

ARAUCO and CODELCO recently signed a cooperation agreement for product development; their first joint innovation was just launched to the market: VESTO Melamine, a new line of products from ARAUCO’s Panel Business. During the launch, Matías Domeyko stated, “This joint production initiative is a new demonstration of ARAUCO’s commitment to innovation, which is a key element in the development of sustainable solutions regarding forestry products”. VESTO melamine products are produced with InCopper® technology, which provides antimicrobial copper protection, eliminating bacteria, fungi and viruses with 99% effectiveness. The recently signed agreement seeks to further the development of new products, as well as license this technology to third parties around the world, transforming this innovation into a high value-added export product for Chile.

Interim Review Fourth Quarter 2012 Results

March 13th, 2013

FINANCIAL STATEMENTS

Consolidated Income Statement

In U.S. Million	4Q 12	3Q 12	4Q 11

Revenue	1,201.9	1,031.2	1,036.0
Cost of sales	(910.8)	(775.8)	(762.4)
Gross Income	291.2	255.4	273.5
Other operating income	141.8	129.3	274.3
Distribution costs	(122.1)	(115.8)	(102.5)
Administrative expenses	(137.7)	(114.8)	(116.0)
Other operating expenses	(17.7)	(15.4)	(45.4)
Other income (loss)	(0.1)	(0.0)	(0.0)
Financial income	4.9	4.0	3.5
Financial costs	(85.3)	(45.1)	(45.0)
Participation in (loss) profit in associates and joint ventures accounted through equity method	18.9	3.9	(5.4)
Exchange rate differences	(3.1)	(9.6)	(14.7)
Income Before Income Tax	90.8	91.9	222.4
Income tax	(9.1)	(148.7)	(42.5)
Net Income	81.7	(56.7)	179.9
Profit attributable to non-parent company	1.2	1.5	(0.4)
Profit attributable to parent company	80.5	(58.2)	180.3

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

Interim Review Fourth Quarter 2012 Results

March 13th, 2013

Consolidated Balance Sheet

In U.S. Million	4Q 12	3Q 12	4Q 11

Cash and cash equivalents	395.7	370.3	315.9
Other financial current assets	1,0	0.9	0.0
Other current non-financial assets	207.9	249.8	207.2
Trade and other receivables, net	825.9	776.5	740.4
Related party receivables	130.4	7.8	70.2
Inventories	815.8	844.3	795.1
Biological assets. current	252.7	221.5	281.4
Tax receivables	55.9	72.6	37.2
Non-current assets classified as held for sale	13.6	14.9	15.3
Total Current Assets	2,699.0	2,558.6	2,462.7
Other non-current financial assets	61.4	65.6	25.8
Other non-current and non-financial assets	125.3	111.8	99.9
Non-current receivables	11.9	132.8	7.3
Investments accounted through equity method	1,048.7	1,007.7	886.7
Intangible assets	22.3	19.0	17.6
Goodwill	58.6	59.1	59.1
Property. plant and equipment	5,889.1	5,853.7	5,394.0
Biological assets. non-current	3,473.4	3,488.9	3,463.2
Deferred tax assets	161.7	147.0	135.9
Total Non-Current Assets	10,852.2	10,885.6	10,089.5
TOTAL ASSETS	13,551.2	13,444.2	12,552.2

Other financial liabilities, current	808.6	710.6	249.0
Trade and other payables	490.2	474.9	397.1
Related party payables	9.2	11.8	9.8
Other provisions. current	8.9	9.6	8.6
Tax liabilities	12.3	2.0	145.0
Current provision for employee benefits	3.9	3.9	3.3
Other current financial liabilities	92.2	88.9	219.2
Total Current Liabilities	1,425.3	1,301.7	1,031.9
Other non-current financial liabilities	3,606.3	3,638.6	3,063.5
Other non-current provisions	13,3	11.5	9.7
Deferred tax liabilities	1,395.7	1,413.9	1,256.2
Non-current provision for employee benefits	43.5	42.5	36.1
Other non-current financial liabilities	101,4	108.4	124.6
Total Non-Current Liabilities	5.160,1	5,214.9	4,490.1
Non-controlling participation	74,4	76.4	90.5
Net equity attributable to parent company	6,891.3	6,851.3	6,939.6
TOTAL LIABILITIES AND EQUITY	13,551.2	13,444.2	12,552.2

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

Interim Review Fourth Quarter 2012 Results

March 13th, 2013

Consolidated Statement of Cash Flows

In U.S. Million	4Q 12	3Q 12	4Q 11

Collection of accounts receivables	1,286.5	1,065.0	959.5
Collection from insurance claims	10.8	70.0	268.6
Other cash receipts (payments)	73.3	70.4	77.0
Payments of suppliers and personnel (less)	(1,181.4)	(1,018.8)	(863.7)
Dividends and other distributions received	(0.4)	1.9	0.0
Interest paid and received	(33.6)	(50.2)	(21.8)
Income tax paid	(8.0)	(18.4)	(34.0)
Other (outflows) inflows of cash, net	(2.7)	0.3	(1.0)
Net Cash Provided by (Used in) Operating Activities	144.4	120.1	384.6
Capital Expenditures	(165.1)	(372.4)	(512.0)
Other investment cash flows	31.2	(15.1)	19.9
Net Cash Provided by (Used in) Investing Activities	(133.9)	(387.5)	(492.1)
Proceeds from borrowings	438.0	368.9	495.3
Repayments of borrowings	(385.4)	(199.6)	(355.4)
Dividends paid	(20.1)	(4.7)	(90.8)
Other inflows of cash, net	(15.1)	(0.1)	(3.2)
Net Cash Provided by (Used in) Financing Activities	17.4	164.4	45.9
Total Cash Inflow (Outflow) of the Period	27.9	(103.1)	(61.6)
Effect of exchange rate changes on cash and cash equivalents	(2.5)	2.5	0.0
Cash and Cash equivalents. at beginning of the period	370.3	470.8	377.5
Cash and Cash Equivalents at end of the Period	395.7	370.3	315.9

For more details on Arauco’s financial statements please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control and could materially impact Arauco’s performance.

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco assumes no obligation to update such statements. References herein to “U.S. $” are to United States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

For further information please contact:

José Luis Rosso

jose.rosso@arauco.cl

Phone: (56-2) 2461 7221

Jorge Molina

jorge.molina.mendez@arauco.cl

Phone: (56-2) 2461 7569